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September 26, 2006

69644-00001

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attn: Kurt Marao, Esq.

Re:	Reed’s, Inc.
Post-Effective Amendment No. 9 to
Registration Statement on Form SB-2/A (File No. 333-120451)
Form 10-QSB for the Quarter Ended June 30, 2006 (File No. 1-32501)

Dear Mr. Murao:

In connection with the Staff’s letter of September 12, 2006, Reed’s, Inc. (the “Company”) hereby responds to the comments set forth in your letter by the filing of the Post-Effective Amendment No. 9 to the Registration Statement on Form SB-2/A (File No. 333-120451, the “Amended Registration Statement”). The Amended Registration Statement includes an update on the rescission offer conducted by the Company with respect to 333,156 shares previously sold by the Company in connection with the public offering and the subject of a separate registration statement filed with the Securities and Exchange Commission and declared effective on August 11, 2006 (File No. 333-135186). The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

Please note that the Company also has filed its Form 10-QSB/A for the Quarter Ended June 30, 2006 (the “Amended Quarterly Report”) with the Securities and Exchange Commission (the “Commission”) on September 14, 2006 in response to the comments to your letter.

We have responded to each of the comments in the order that they appear in the comment letter. Each numbered paragraph below corresponds to the numbered paragraphs in your letter. Your comments are noted in italics and the Company’s responses follow thereafter. The responses and undertakings contained in this letter are the positions of the Company.

Jenkens & Gilchrist, LLP

Securities and Exchange Commission
Kurt Murao, Esq.
September 26, 2006

I.	FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2006

Controls and Procedures, page 14.

1. We refer you to comment 4 in our letter dated July 13, 2006 relating to the Form SB-2 filed on June 21, 2006, as it is also applicable here. You disclosed “[o]ur principal executive and financial officer concluded, as of the end of such period, that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods.” Please revise to clarify, if true, that your principal executive and financial officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In response to your comment, the Company has revised the disclosure at page 14 of the Amended Quarterly Report in accordance with your comments.

Exhibit 31

2. Please revise the 302 certification to specify the report and identify the small business issuer in paragraph 1. Please note that the exact wording of the 302 certification provided in Item 601(b)(31) of Regulation S-B is required.

In response to your comment, the Company has refiled the Form 10-QSB for the Quarter Ended June 30, 2006 in the form of the Amended Quarterly Report and has revised the required 302 certification in accordance with your comments.

Jenkens & Gilchrist, LLP

Securities and Exchange Commission
Kurt Murao, Esq.
September 26, 2006

We look forward to your review of the Amended Registration Statement. Please contact us if you have any questions.

Very truly yours, /s/ Jeffery P. Berg Jeffrey P. Berg of JENKENS & GILCHRIST, LLP

CC:	CHRISTOPHER J. REED
ELLIE QUARLES, ESQ.
KENNETH M.H. HOFF, ESQ.
MICHAEL ROY FUGLER
LYNNE BOLDUC, ESQ.